EXHIBIT 1.

October 19, 2016

Mr. David S. Barrie

Chairman of the Board

MFRI, Incorporated

6410 W. Howard Street

Niles, Illinois 60714

Dear Mr. Barrie:

Please find attached the 13D filing just filed with the Securities and Exchange Commission. The Strategic Value Partners Group was formed at a dinner meeting recently with the purpose of having MFRI, Inc. sold. While management has taken the proper actions to dismantle and sell the underperforming divisions of MFRI, the stocks performance has been nothing short of horrendous.

The frustration of members of the Group and many other stockholders is high. Therefore, it is the intention of the members of the Group to act in concert to:

1.	Have the Board of Directors set up a mechanism to auction the remaining businesses of MFRI to provide shareholders with a positive return on their investment that has been lacking for years.

2.	Seek a Board seat at this time in order to ensure that shareholders expectations are met or exceeded. Proper documentation for consideration will be submitted in due course.

3.

Obtain the list of all shareholders so that the Group can contact those shareholders regarding their support for a sale of the Company. Please consider this letter a formal request for the shareholder’s list.

4.	If the Board decides to oppose the above, the Group intends to take the issue to the shareholder’s at large via a proxy proposal and solicit other shareholders to support such a proposal.

We urge the Board to give the shareholder’s concerns serious consideration. Ken Stroup and I would like to meet with the Board to discuss our concerns and attempt to reach the path to benefit all shareholders and not just the managers at MFRI.

We look forward to hearing from the Board.

Sincerely,

Carl W. Dinger III

Strategic Value Partners

732 13th Street

Berthoud, CO 80513

(973)-819-9923

cwdinger3@gmail.com